SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam

P.O. Box 533

Yokneam 2069206 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

On July 10, 2026, SP Strategic Holdings LLC, an affiliate of Steel Partners Holdings L.P., filed in the Haifa District Court in Israel (the “Court”) an urgent application for interim and temporary relief (the “Application”) against InMode Ltd. (the “Company”) and its directors (collectively, the “Respondents”).

The Application requests the Court order the Company and the Respondents to refrain from proceeding with the special committee’s consideration of the previously disclosed proposal submitted by M.N. Business Strategy Ltd. to acquire all outstanding ordinary shares of the Company not already owned by the proposing group. The Application raises concerns regarding the independence of the directors and, as a result, their ability to participate in the evaluation of the proposal.

On July 12, 2026, the Court extended the deadline for certain of the Respondents to file their response to the Application to July 19, 2026 and postponed the related hearing, subject to the Respondents’ undertaking that no decision would be made regarding the approval or rejection of the proposals that the committee was appointed to examine prior to a hearing on the request for temporary relief being held before the Court.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By: /s/ Moshik Itzkovich
Moshik Itzkovich
July 13, 2026	Chief Financial Officer